	Exhibit 11(a)

CLECO CORPORATION
COMPUTATION OF NET INCOME PER COMMON SHARE
(UNAUDITED)

	For the three months ended September 30,
	2002	2001
(Thousands, except share and per share amounts)
Basic

Net income applicable to common stock	$ 36,392	$ 30,595
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Weighted average number of shares of common stock
outstanding during the period	47,033,832	45,004,241
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Basic net income per common share	$ 0.77	$ 0.68
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Diluted

Net income applicable to common stock	$ 36,392	$ 30,595

Adjustments to net income related to ESOP under the
"if-converted" method:
Add loss of deduction from net income for actual
dividends paid on convertible preferred stock,
net of tax	319	329
Add/(Deduct) additional cash contribution required,
which is equal to dividends on preferred stock
less dividends paid at the common dividend rate, net of tax	(20)	(13)
Add tax benefit associated with dividends
paid on allocated common shares	151	138
Adjusted income applicable to common stock	$ 36,842	$ 31,049
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Weighted average number of shares of common
stock outstanding during the period	47,033,832	45,004,241

Number of equivalent common shares
attributable to ESOP	2,453,746	2,530,335

Common stock under stock option grants	11,387	188,214

Average shares	49,498,965	47,722,790
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Diluted net income per common share	$ 0.74	$ 0.65
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